UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of New Chief Financial Officer

On October 23, 2025, the board of directors of the Company (the “Board”) approved the appointment of Mr. Jiyang Han as Chief Financial Officer of the Company, effective November 1, 2025. Mr. Han will oversee the Company’s financial affairs, including financial planning and analysis, accounting and controllership, financial management, treasury, investment and financing projects, and investor relations.

Mr. Han has served as Co-CIO and Assistant President of Yuyuan (SHSE: 600655) since June 2025. Prior to that, he was the M&A and Strategy Leader, Greater China at 3M Company (NYSE: MMM). From 2011 to 2019, he headed Ivory Capital’s Investment Banking team in Greater China. Earlier in his career, he worked as a CPA and Senior Consultant at Ernst & Young China. Mr. Han holds a Bachelor of Commerce degree in Accounting from the University of British Columbia.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release – Lanvin Group Announces Appointment of New Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
	Name:	Zhen Huang
	Title:	Chairman

Date: October 24, 2025